August 29, 2011

VIA EDGAR

Ms. Mara L. Ransom
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Wisconsin Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 29, 2011
File No. 001-09057

Dear Ms. Ransom:

This letter is in response to your letter dated August 16, 2011, regarding your comments to the above referenced filings. We appreciate your comments and continually strive to enhance our disclosures and improve our processes.

Set forth below are the heading and numbered paragraphs from your August 26, 2011 letter, which are immediately followed by our responses. To the extent applicable and as discussed further in our responses, we intend to incorporate our responses prospectively in Wisconsin Energy Corporation's periodic filings.

Form 10-K for the Fiscal Year Ended December 31, 2010

Non-Utility Energy Segment, page 20

1.
In an appropriate place in your annual report, please elaborate upon your PTF initiative to explain why you have undertaken this initiative or strategy and its status. Specifically, explain why you have formed a separate entity to construct and hold certain of your generation assets and what your plans are with respect to these assets and whether you intend to construct additional plants under this initiative.

Ms. Mara L. Ransom
August 29, 2011

Company Response

Our Power the Future ("PTF") initiative was a 10-year strategy to improve the supply and reliability of electricity in Wisconsin that we began implementing in February 2001, and included the construction of four new electric generating units. The final unit, Oak Creek expansion Unit 2, went into commercial operation on January 12, 2011, concluding our PTF initiative.

In prior year reports we provided detailed background information as to why we undertook the PTF initiative and why, because of the Wisconsin Leased Generation Law, W.E. Power, LLC and its wholly-owned subsidiaries (collectively, "We Power") were formed to design, construct, own and lease the generating capacity. Because the construction of all four PTF units is now complete, we determined that this information was no longer material to investors and that our disclosure should primarily focus on the following: (i) PTF's contribution to our results of operations; (ii) recovery of costs above the amounts initially approved by the Public Service Commission of Wisconsin; (iii) anticipated future capital expenditures to maintain the units; and (iv) the material provisions of the leases between We Power and Wisconsin Electric Power Company ("Wisconsin Electric"). In addition to page 20, detailed disclosures regarding these items, as well as other relevant information regarding the PTF initiative, can be found throughout our 2010 annual report, including at page 22 under "Non-Utility Energy Segment"; page 40 under "Corporate Strategy - Business Opportunities"; page 46 under "Results of Operations - Non-Utility Energy Segment Contribution to Operating Income"; page 53 under "Liquidity and Capital Resources - Capital Resources and Requirements - Capital Expenditures"; pages 57-58 under "Factors Affecting Results, Liquidity and Capital Resources - Power the Future"; and page 87 under "Note E - Accounting and Reporting for Power the Future Generating Units" in the Notes to Consolidated Financial Statements.

Where appropriate, in connection with disclosures regarding PTF in future filings, we will reference PTF disclosures contained in our prior year reports. Investors who may want additional information with respect to the background of PTF will then be able to review those earlier reports.

We currently do not have any plans with respect to the PTF generating units other than to maintain the current ownership/lease structure. We do not believe a statement to that effect is material to investors given our previous descriptions to investors of PTF, its purposes and its development.

Capital Resources and Requirements, page 50

2.
Considering your current liabilities exceed your current assets and with a view to supplementing the tabular disclosure you provide reflecting your capitalization structure and your contractual obligations, please revise to summarize the terms of your outstanding long-term debt. In this regard, we note that you have disclosed the letters of

Ms. Mara L. Ransom
August 29, 2011

credit that are outstanding on page 51 as well as certain of your recent financing activities on page 50, however, the terms of the remainder of your outstanding debt do not appear to be summarized, at least not all in one place so that investors can appreciate what your liabilities constitute.
Company Response

The Wisconsin Energy Corporation Consolidated Statements of Capitalization on page 79 of our 2010 Form 10-K provide the maturity, interest rate and amount outstanding as of December 31, 2010 and 2009 for each series of outstanding long-term debt on a consolidated basis. We will include a cross reference to the Statements of Capitalization under "Capital Resources and Requirements" in future Form 10-K filings.

Exhibits

3.
We note on page 51 that you entered into new credit agreements on December 20, 2010; however, we do not see that those agreements have been filed. In your next periodic report, please file the entire credit agreements, including any exhibits or schedules. While Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(10) of Regulation S-K.

Company Response

Wisconsin Energy, Wisconsin Electric and Wisconsin Gas LLC ("Wisconsin Gas") have continued their traditional practice of raising debt for short-term funding requirements by issuing and selling commercial paper ("CP") in the CP market. In order to obtain optimal ratings for commercial paper issuances, the rating agencies have required that we, as well as similarly situated commercial paper issuers, have in place bank back-up credit facilities that are not intended to be drawn down for working capital or other short-term funding needs, but which are instead intended to remain undrawn to be available as back-up liquidity facilities for the repurchase of commercial paper in the event of extraordinary disruptions in the CP market.1 It is our understanding that this method of funding short-term capital requirements is typical for utilities and utility holding companies that are considered "high grade" credits. These bank back-up credit facilities, unlike ordinary credit facilities, are not entered into in contemplation of permitting us to increase the amount of short-term debt we may have outstanding from time to time. Rather, these facilities are entered into and exist primarily for the purpose of ensuring for us the liquidity to repurchase CP which cannot be remarketed on satisfactory terms. Short-term

1 Even in cases of extraordinary market disruptions, CP issuers may not need to utilize bank back-up credit facilities to support their commercial paper liquidity. For example, despite extraordinary market disruptions in the commercial paper markets in 2008, we were not required to and did not draw on our bank back-up credit facilities to support our commercial paper liquidity.

Ms. Mara L. Ransom
August 29, 2011

commercial paper debt would be replaced with short-term bank debt on a dollar-for-dollar basis until CP could again be marketed on attractive terms.

Prior to entering into these three bank back-up credit facilities that provide back-up lines of credit in aggregate principal amount of $1.25 billion (the "2010 BBCFs"), each of Wisconsin Energy, Wisconsin Electric and Wisconsin Gas had in place bank back-up credit facilities entered into in 2006 (the "2006 BBCFs") in aggregate principal amount of approximately $1.7 billion that were replaced by the 2010 BBCFs. Likewise, the 2006 BBCFs replaced similar credit facilities that had been in place for the same purpose of providing liquidity support for our commercial paper program.2 We have neither drawn down on back-up bank credit facilities in the past nor do we expect to borrow funds under the 2010 BBCFs absent an extraordinary disruption in the CP market that would require us to do so in order to repurchase CP that could not be remarketed on satisfactory terms when due.3 In short, we routinely enter these types of credit agreements for the aforementioned purposes as a matter of ordinary course business practices.

In analyzing whether the 2010 BBCFs were required to be filed as exhibits to our Form 10-K, we began by considering Item 601(b)(10) of Regulation S-K, which requires registrants, subject to certain limited exceptions, to file only those contracts not made in the ordinary course of business that are material to the registrant. As described above, we believe these 2010 BBCFs, analyzed in the context of prior business practice, purpose and effect, have been entered into in the ordinary course of our business as an adjunct to our CP program. We went further in our analysis and considered whether the 2010 BBCFs were material to an investment decision. When analyzing a contract for materiality purposes, the Commission has previously provided guidance that we must consider the totality of facts and circumstances surrounding a contract, rather than weighing the contract amount, which is a significant fact, in isolation. As such, when analyzing the materiality of the three credit agreements at issue for filing purposes pursuant to Item 601(b)(10), we considered the aggregate amount of available credit that could be drawn under the 2010 BBCFs, but we also analyzed that available amount in light of the purpose and effect of these facilities - these are replacement, bank back-up credit facilities that exist to support our commercial paper program and ratings but are not expected or intended to permit us to increase the amount of short-term debt we may have outstanding at any particular time.

Continuing further our analysis of the potential materiality of the 2010 BBCFs, we also considered Item 601(b)(4) of Regulation S-K as a guide with respect to the aggregate amount of debt that could be drawn under the 2010 facilities. Recognizing that Item

2 We have also used the bank back-up credit facilities from time to time as liquidity support for the issuance of letters of credit furnished by us to third parties in immaterial amounts and in the ordinary course of business. When the 2006 BBCFs were replaced in December 2010 by the 2010 BBCFs, there were seven letters of credit outstanding in aggregate amounts available to be drawn of approximately $4.5 million on a consolidated basis as of December 31, 2010. When the 2010 BBCFs replaced the 2006 BBCFs, these letters of credit continued to receive liquidity support from the 2010 BBCFs.
3 See footnote 1, supra.

Ms. Mara L. Ransom
August 29, 2011

601(b)(4) is not directly on point to the BBCFs in question, we nevertheless think it expresses a Commission policy perspective that is very relevant to the analysis in question. Item 601(b)(4) provides that any instrument with respect to long-term debt not being registered that does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis does not need to be filed as an exhibit. Item 601(b)(4), we believe, would examine the notes issued under each credit agreement as a separate instrument. For purposes of this analysis we considered the aggregate amount of credit available under all three 2010 BBCFs. As of December 31, 2010, Wisconsin Energy had total consolidated assets of $13,059.8 million. The aggregate amount of credit available under the three BBCFs totals $1.25 billion on a consolidated basis, or approximately 9.5% of Wisconsin Energy's total assets, which is beneath the 10% threshold filing requirement of Item 601(b)(4). Hence, we determined the aggregate amount of these three contracts, particularly in the context of the underlying purpose, facts and circumstances of the 2010 BBCFs, was not a significant factor in our materiality analysis.

In summary, we concluded that the 2010 BBCFs were not required to be filed because they were entered into in the ordinary course of our business - not to permit us to increase the amount of short-term debt outstanding but to provide liquidity support for our CP program. Further, we concluded that the 2010 BBCFs are not material contracts pursuant to Item 601(b)(10) of Regulation S-K when examined under the totality of the prevailing facts and circumstances because: (i) our purpose is not to draw down on the 2010 BBCFs; (ii) we have not drawn down on the amounts available under the 2010 BBCFs or their predecessors; (iii) we have not needed to draw down on such bank back-up credit facilities in the past; and (iv) the aggregate amount of the 2010 BBCFs comprises less than 10% of the our consolidated assets. Therefore, we believe that we are not required to file the 2010 BBCFS as exhibits pursuant to Item 601(b)(10) of Regulation S-K.4

Certifications

4.
In future filings, please revise your item 301 certifications to identify the officer who signed the certifications as the principal executive officer or principal financial officer, as applicable. See Exchange Act Rule Compliance and Disclosure Interpretation 161.02.

Company Response

We will revise our item 302 certifications to identify the officer who signed the certifications as the principal executive officer or principal financial officer in future filings.

4 Note, however, that if the prevailing facts and circumstances with respect to the 2010 BBCFs should change, then we would need to commence a new analysis as to ordinary course of business and materiality in order to determine whether the three credit agreements must be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Ms. Mara L. Ransom
August 29, 2011

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page P-27

Annual Cash Incentive Compensation, page P-27

5.
You indicate here that the STPP is intended to reward individual contributions to successful operations. You also indicated in your July 16, 2009 response letter to staff comments on the December 31, 2008 10-K that you would “provide further detail as to how individual performance and contributions factor into compensation decisions for each named executive officer in… future proxy statements.” However, we do not see that additional disclosure. Please provide the disclosure or advise.

Company Response

With respect to the Short-Term Performance Plan ("STPP"), the Compensation Discussion and Analysis states that "Payments under the STPP are intended to reward achievement of short-term goals that contribute to stockholder value, as well as individual contributions to successful operations."

The short-terms goals for 2010 focused primarily on company-wide performance measures of earnings per share from continuing operations and cash flow. Awards could be increased or decreased by up to 10% based upon Wisconsin Energy's operational performance in the areas of customer satisfaction, supplier and workforce diversity and safety. Awards could be further adjusted based upon individual performance.

The named executive officers can earn up to 210% of their target STPP award. Based upon Wisconsin Energy's performance against the financial and operational goals for 2010, each named executive officer received an STPP award equal to 208.75% of his or her target award.

Because Wisconsin Energy's performance against the financial and operational goals resulted in significant STPP awards in 2010, the Compensation Committee determined that no further adjustments based upon individual contributions were necessary. We did not include a statement to that effect in our proxy statement as we did not believe such a statement would be material to investors.

Where appropriate for an understanding of future STPP awards, we will disclose whether individual contributions were factored into determining the amount of such awards. To the extent individual performance and contributions factored into decisions with respect to STPP awards for the named executive officers in the future, we will provide such further detail in our future proxy statements as we indicated in our July 16, 2009 response letter.

Ms. Mara L. Ransom
August 29, 2011

In addition to the responses above, we also acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please do not hesitate to call our Executive Vice President and General Counsel, James C. Fleming at 414.221.2184 or, in his absence, our attorney, Joshua M. Erickson at 414.221.2544.

Sincerely,

/s/ Gale E. Klappa

Gale E. Klappa
Chairman of the Board, President and
Chief Executive Officer